                                                                  EXHIBIT(a)(8)
[LOGO]                                                    NEWS

CONTACT: Robert Siegfried or Adam Weiner
         Kekst and Company
         (212) 521-4800

                                                          FOR IMMEDIATE RELEASE

             ENVIROTEST COMMENCES EQUITY AND DEBT TENDER OFFERS

SUNNYDALE, CA, AUGUST 19, 1997 -- Envirotest Systems Corp. (AMEX:ENR) today announced that it has commenced its previously authorized "Dutch Auction" equity tender offer for up to 4,444,444 shares of its outstanding Class A Common Stock, par value $.01 per share (the "Common Stock")(or approximately 24.3% of its outstanding shares of Common Stock, including vested options and shares of Class B and Class C Common Stock).

Pursuant to the Dutch Auction tender offer, shareholders will be invited to tender shares of Common Stock at prices not greater than $4.50, nor less than $3.75 per share. The Company will determine the single lowest per share price within that price range that will allow the Company to purchase up to 4,444,444 shares of Common Stock (or such lesser number of shares as are properly tendered), based upon the number of shares properly tendered and the prices specified by the tendering shareholders. If the tender offer is oversubscribed, shares properly tendered at or below the purchase price will be subject to proration. The equity tender offer is not conditioned on any minimum number of shares being tendered.

In addition, the Company has also announced that it has commenced its previously authorized tender offer to purchase up to $50 million aggregate principal amount of its outstanding 9.125% Senior Notes due 2001. The expiration of the offer to purchase up to $50 million of 9.125% Notes is a condition precedent to the completion of the Dutch Auction equity tender offer.

Each of the offers will expire at 5:00 p.m., New York City time, on September 17, 1997, unless the offers are extended. The Company expects to fund the debt and equity tender offers from cash on hand.

Neither the Company nor its Board of Directors makes any recommendation to holders of the Common Stock or 9.125% Notes whether to tender or refrain from tendering their securities. Each such holder must make the decision whether to tender and, if so, how many shares, and at what prices to tender shares of Common Stock or the amount of 9.125% Notes to tender. Certain directors and executive officers, who collectively hold

2,664,021 shares of Common Stock, have informed the Company that they desire to maintain the flexibility to tender shares, although they have not yet made a decision whether to tender shares pursuant to the equity offer.

Donaldson, Lufkin & Jenrette Securities Corporation will act as Dealer Manager and D.F. King & Co., Inc. will act as Information Agent for each of the tender offers.

Envirotest Systems Corp. is the largest provider of vehicle inspection services in the country and the only domestic company that provides vehicle inspection services outside the United States.

This press release contains statements that are forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which represent the Company's expectations or beliefs concerning future events. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. A number of such factors are set forth in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

                                      ###